FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

26/06	September 6, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
WEX ANNOUNCES THE CONTINUATION OF TETRODOTOXIN
DEVELOPMENT FOR CANCER-RELATED PAIN
Vancouver, BC (September 6, 2006) — WEX Pharmaceuticals Inc. (“Wex” or the “Company”) is pleased to announce that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada has approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting in Ottawa yesterday.
“We are very pleased with the positive outcome of the meeting,” said Dr. Edge Wang, President & CEO of the Company. “The Company will map out next steps in the TTX development with the authorities to further evidence the drug’s efficacy in cancer related pain. The management is committed to the development and eventual commercialization of the product.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the proposed rights offering and are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

27/06	September 7, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
ANNUAL AND SPECIAL SHAREHOLDERS MEETING UPDATE
Vancouver, BC — (September 7, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) confirms that the meeting materials for the upcoming Shareholders’ Meeting (“Meeting”) to be held on Friday, September 29, 2006 have been mailed to its shareholders. A copy of the Information Circular is available on the Company’s website at www.wexpharma.com.
The Company is pleased to advise that Dr. Patrick du Souich and Dr. Howard Cohen have agreed to support management at the Meeting and to vote their shares in favour of the matters set out in the Information Circular.
In consultation with Dr. Cohen and Dr. du Souich, several amendments were made to the matters to be considered at the Meeting, following a Circular mailed to shareholders by them for the cancelled August meeting recommending that shareholders vote against certain proposals. Additional information has also been provided by the Company in response to questions raised by them in their Circular.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the proposed rights offering and are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

PRESIDENT’S MESSAGE
September, 2006
Dear WEX Shareholders:
There have been a number of positive developments affecting the Company since my last letter to shareholders and I wanted to share with you some of these developments and re-iterate my vision for the future.
Progress in TTX:
Our primary focus is, of course, the development and commercialization of Tetrodotoxin (TTX) and, in light of the disappointing early termination of the TectinTM Phase IIb/III clinical trials, I am pleased to report that, following a presentation by our scientific team of a re-analysis of the WEX014 clinical trial data, a panel from Health Canada has unanimously approved the Company’s request to resume the clinical development of TTX in cancer-related pain and provided invaluable advices in next stage of development. The scientific team, consisting of Dr. Anh Ho, Dr. Patrick du Souich and Dr. Neil Hagen, deserve credit for their thorough and diligent presentation. Work is underway to prepare a revised clinical development plan for consultation with the agency prior to implementation.
Board Changes:
We are proposing a number of changes in our board and advisors. I am delighted to report first that Mr. Maurice Strong has agreed to chair our proposed new Advisory Board. Mr. Strong is a nationally and internationally prominent Canadian. He is a former President of Power Corporation and, as such, was an early mentor to former Prime Minister Paul Martin. He left Power Corporation to head up what became the Canadian International Development Agency and was later appointed as Secretary-General of the United Nations Conference on the Human Environment. He then became the first Executive Director of the U.N. Environment Program. He returned to Canada as Chief Executive Officer of Petro-Canada in 1976. In the early 1990’s, he became Chief Executive Officer of Ontario Hydro. We are fortunate to have attracted such a distinguished business leader. Mr. Strong also brings with him a keen interest and a long experience in China-Canada business relations. At the Annual General Meeting later this month, Mr. A.J. Miller, one of the Company’s largest shareholders and Mr. Peter H. Stafford, Q.C., one of the longest serving directors, will both retire. We shall continue to have their advice and counsel; Mr. Miller has also agreed to join the Advisory Board and Mr. Stafford has agreed to accept an appointment as Corporate Secretary.

Three new independent directors are being proposed, details of whom appear in our meeting materials mailed to shareholders for the Annual Meeting: Dr. Tom Du, Dr. John Sibert III and Mr. Ken Strong. I believe we are fortunate to have attracted such strong candidates.
Strategic Partners:
I am placing a high priority on implementing a strategic licensing business plan with the goal of acquiring global partners for the development of TTX in different therapeutic indications. An example of this strategy is our potential collaboration with Harvard Medical School to develop a long acting local anesthetic containing TTX. We are very pleased with this particular collaboration, not only because of Harvard’s international reputation for excellence, but also because of the potential of the new formulation to fill an unmet medical need in providing an anesthetic effect longer than that provided by products currently on the market.
I am very glad that the inventor of this technology, Dr. Charles Berde, Chief of the Division of Pain Medicine at Children’s Hospital Boston (“CHB”) and Professor of Anesthesia (Peds) at Harvard Medical School, will become an advisor to WEX through this collaboration. Dr. Berde is one of the country’s leading authorities on pain in children and the proper management of that pain. He has received several awards and honors for his pioneering work in pediatric pain relief, including the 2003 Scientific Achievement Award of the Reflex Sympathetic Dystrophy Syndrome Association. He was profiled as one of Time Magazine’s “Heroes in Medicine” in 1997. This collaboration strengthens and expands WEX’s pipeline in TTX based pain management by bringing in CHB’s patented technology for prolonged local anesthesia. The sponsored research program with Dr. Berde has the potential to attract government funding.
Strengthening Management:
We are bringing in more expertise to strength our team. Mr. Dan Carey is joining us as Director of Business Development. Mr. Carey is a graduate of Harvard University with many years of experience in business development and licensing in both pharmaceutical and biotech areas. Dan and I have started to prepare for our approach to potential partners among large pharmaceutical companies and specialty companies seeking global partnership opportunities. I am confident that the resumption of TectinTM clinical studies will enable us to attract potential partners to work with us in the development of TTX.
Dr. Bill Tian, who has a Ph.D. in medicinal chemistry from University of California-San Diego and postdoctoral training from Harvard University and who has years of experience in pharmaceutical research and intellectual property protection, becomes Director of our IP department.
Dr. Anh Ho and I will work closely with these two new members of the management team on business development and IP protection, both key to the future of WEX. The Company has also promoted Helen Chai to be Associate Manager of Corporate Communications. Helen is a graduate of Simon Fraser University with an MBA degree and is fluent in English, Cantonese and Mandarin

Financing:
While we have had to take some painful steps to reduce our overhead and control costs, these initiatives have positioned us to plan for the future. Our Board and Management are working on several possibilities for urgently needed financing. I am glad that we have been successful in securing a $2M investment through a private placement to two investors. Closing is subject to regulatory approval for which application has been made. These new shares will not be eligible to vote in this upcoming Annual Meeting (“AGM”). In the meantime, we have announced a rights offering seeking to raise a further $2M which will give our current shareholders an opportunity to acquire shares at currently depressed prices.
Stability:
Two of our dedicated scientific advisors with a long-term commitment to the success of our TTX program, Dr. Howard Cohen and Dr. Patrick du Souich, recently took issue with some of the proposals to be considered at our AGM. We moved immediately, in consultation with them, to address their concerns by making several amendments to the AGM proposals and I am glad to say we can now count on their support. Stability within the Company and accountability to our shareholders are both keys to our success in financing and for future growth. An unstable WEX will have difficulties to raise further financing, to pursue the further clinical studies and to find development partners, which are three major tasks of the current management. I trust that I can count on your support to establish the stability and unity in WEX to maximize the returns of your investment.
Activities in China:
We have two business units, one focusing on TTX R&D and the other on generic drug production: Our scientific team has made strong progress in research and development. We have started several new projects to fill out our development pipeline. Our success in passing an independent GMP inspection last January has given the scientific team confidence and encouragement.
Our small generic business in China was set up to utilize facilities that were designed for TTX production but were not needed for the time being. Although the generic business has not been profitable for the last few years, we have recently added new products to the pipeline (without significant investment) and I am hopeful that the generic business will be profitable by the end of this fiscal year.
I hope you will agree that the above description of our activities represents significant achievements in a difficult environment. Management is moving forward with plans for further financing, for the expansion and strengthening of our patent portfolio for the continued development of TTX drug development in different therapeutic applications and for strategic partnerships. Your continued support is particularly important at this stage.
Thank you.
“Edge Wang”
Edge Wang, Ph.D.
President and CEO

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the proposed rights offering and are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

28/06	September 20, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
Email: wex@wexpharma.com
WEX ANNOUNCES LEGAL PROCEEDINGS AGAINST TIANJIN FAIRWOOD
Vancouver, BC — (September 20, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced today that it had commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November, 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary Nanning Maple Leaf Pharmaceuticals Inc. (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been also been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include statements regarding the proposed rights offering and are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer